Exhibit 99.(a)(1)(J)
To: PDL QAD Australia
From: Susan Turner, Director Global Tax
CC: Daniel Lender/QAD1, John Neale/QAD1, Kara Bellamy/QAD1, Mark Rasmussen/QAD1, Tahnil Davis/QAD1,
Subject: QAD Award Exchange Program — Updated Taxation Implications for Australian Employees
This email supersedes any previous communications relating to the QAD Exchange Offer as it relates to Material Foreign Income Tax Consequences and in particular the taxability of the Exchange Offer in Australia. If you choose to participate in the Exchange Offer and exchange old Options/SARs for New SARs this is likely to be a taxable event in Australia. Under the Australian employee share scheme rules the New SAR is regarded as consideration for the disposal of the old Options/SARs. Assuming there is no cost base in the old Options/SARs, an Australian taxpayer will need to pay tax, unless an exemption applies, and will be required to report the “market value” of the New SARs granted.
The “market value” is calculated with reference to QAD’s weighted average stock price (an average that takes into account the proportional relevance of the volume of shares traded at different prices) for the one week period up to and including the date when the exchange takes place.
For estimation purposes only the tax liability may be calculated based on: the volume of weighted average price of the shares during the one week period up to and including the date when the exchange takes place, the exercise price of the New SARs, the number of New SARs received, the number of months until expiration and the Tax Legislative Tables:
http://law.ato.gov.au/atolaw/view.htm?locid=’PAC/19360027/139FM(1)’#139FM(1)
An example of this is provided below:
•	The fair market value of the New SARs, as compared to the exercise price to determine a percentage. For our purposes we will assume 100%.

•	The number of months from the date of grant of the New SARs until expiration. For our purposes assume 39 months.

•	The Tax Legislative Table which provides a percentage based on the two inputs above (i.e., 100%, 39 months). In our example 9.5%.

•	This calculation percentage is then applied to the exercise price to determine the taxable value (e.g., AUD4 exercise price x 9.5% = AUD0.38 per SAR).

•	Based on 1000 SARs this would give a taxable value of AUD380. Assuming a tax rate of 46.5% would result in additional tax liability to the individual of AUD176.70.
The taxable amount should be disclosed in the taxpayer’s income tax return in the year of exchange and should be subject to income tax at the taxpayer’s marginal tax rate (currently maximum 45% plus the 1.5% Medicare levy). The New SARs will fall outside the Australian employee share scheme rules and will instead be subject to Australian capital gains tax upon subsequent disposal. Any tax and/or social security paid at grant is likely to form part of the cost base in calculating the taxable gain at the time the SARs are cancelled/disposed.
The Australian Treasury has recently released a Policy Statement effective July 1, 2009 setting out the tax treatment of shares and rights acquired under employee share schemes. These rules will not affect the Exchange Offer due to the fact that the cancellation of the old Options/SARs for New SARs is not considered a “new grant” but is regarded as consideration for the disposal of the old Options/SARs. The current rules in Division 13A of the 1936 Act will continue to apply to shares and rights acquired up to June 30, 2009.
The descriptions above are only a summary of the potential material Australian income tax consequences of the Exchange Offer. This summary is not intended to provide you with tax advice. This summary is not written or intended to be used, and it cannot be used by you, for the purpose of avoiding penalties that may be imposed on you under the tax laws, but rather is written to meet the disclosure obligations under the SEC rules and regulations. You should seek advice from an independent tax advisor with respect to the Australian tax consequences of participating in this Exchange Offer as the tax consequences to you are dependent on your particular tax situation. QAD is not liable to you for any taxes, penalties or interest that you may incur in connection with the Exchange Offer.
Regards,
Sue